Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007

Corporate Overview

2 Safe Harbor Statement This presentation contains forward-looking information for First Niagara Financial Group, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.

3 About First Niagara Financial Group First Niagara Financial Group, Inc., through its wholly owned subsidiary, First Niagara Bank, N.A., has $21 billion in assets, 255 branches and $14 billion in deposits. First Niagara Bank is a community-oriented bank providing financial services to individuals, families and businesses across New York and Pennsylvania.

4 First Niagara History On May 5, 1870, Farmers & Mechanics Bank was established in Downtown Lockport, a city located 30 miles from Buffalo. It operated under that name until June 1, 1967 when it was changed to Lockport Savings Bank. Shortly thereafter, the City of Lockport branch opened. In the 1970s, expansion brought Lockport Savings Bank to Medina and Batavia, in addition to another location in Lockport. In the 1980s, additional branches opened in Niagara and Erie Counties in Ransomville, Clarence, and North Tonawanda.

5 First Niagara Growth in New York The 1990s was a period of continued growth. It was during this time that the Telephone Service Center and website were established and the Administrative Center (former headquarters) in Lockport was opened. Additionally, twelve new branches in Western New York were opened. On February 25, 1998, Lockport Savings Bank began an initial stock offering, and in April of 1998 stock was issued and began trading. In 1999, the Rochester Loan Production office was established and Warren-Hoffman & Associates, Inc. was acquired.

First Niagara Growth in New York (con't) Starting in 2000, the institution grew through numerous bank and insurance acquisitions including, but not limited to, Empire National Leasing, Inc., Albion Banc Corp., Finger Lakes Bancorp, Hudson River Bancorp, Inc., and Great Lakes Bancorp, Inc. This was also a time of many branch openings throughout Upstate New York. The total number of branches rose to over 100, in over 20 counties. FNFG in 2005 FNFG Following the Hudson River Bancorp Acquisition in 2005

7 First Niagara Makes its Mark In February 2000, the bank's name was changed from Lockport Savings Bank to First Niagara Bank and shortly thereafter, Niagara Bancorp was changed to First Niagara Financial Group. By November 2002, company-wide rebranding with the First Niagara name was complete. This was followed by FNFG being publically traded on NASDAQ in January 2003.

8 First Niagara Enters Western Pa. In September 2009, First Niagara expanded outside of New York state with the completion of the acquisition of 57 Western Pennsylvania bank branches from National City Bank. The transaction resulted in First Niagara receiving approximately $4.2 billion of deposits. FNFG Following the National City Acquisition in 2009

9 First Niagara Enters Eastern Pa. In April 2010, First Niagara completed the acquisition of Harleysville National Corporation and its more than $5 billion in assets and 83 branches in the Philadelphia area. Additionally, around this time, the Federal Reserve Board approved First Niagara's application to register as a bank holding company, while the Office of the Comptroller of the Currency (OCC) approved the conversion of First Niagara Bank from a savings institution to a commercial bank. FNFG Following the Harleysville National Corporation Acquisition in 2010

10 First Niagara Today First Niagara is committed to the same community-oriented philosophy that has guided this institution for more than 140 years, and it serves a greater number of customers with added products, services and conveniences. It offers personal and commercial banking, investment and insurance products and several financial services subsidiaries. The company has achieved tremendous success over the years in great part due to its employees and corporate culture. Both have provided First Niagara with the ability to grow, adapt and change in a very competitive industry, all without losing sight of its roots. Success is attributed to our commitment to customers, building customer relationships and responsiveness. Commitment to the communities First Niagara serves is paramount and employees offer their time and talent to various agencies and activities in the company's footprint The company is also listed on the prestigious NASDAQ Financial-100 Index, which includes 100 of the largest domestic and international financial organizations listed on the NASDAQ.

First Niagara Executive Committee John R. Koelmel is President and Chief Executive Officer of First Niagara. Prior to Mr. Koelmel's appointment in 2006, he served as Chief Financial Officer of the bank for three years. During his tenure, he has been responsible for First Niagara's exponential growth from a thrift institution to a regional commercial bank. Throughout the height of the financial crisis facing banks and other institutions, Mr. Koelmel consistently led and positioned First Niagara to play offense by fortifying its capital position, profitably growing the bank, and increasing lending to consumers and businesses in the communities First Niagara serves. Mr. Koelmel is a frequent contributor to some of the country's major media outlets. He often appears on CNBC's "Squawk on the Street" and "Street Signs" with Erin Burnett, and has routinely been featured in national and trade publications such as The Wall Street Journal, CNNMoney, Bank Director, American Banker and Dow Jones Newswires. In December 2009, Mr. Koelmel was named "Community Banker of the Year" by American Banker. John R. Koelmel President and CEO 11

Gary M. Crosby is Executive Vice President, Chief Operating Officer of First Niagara. He joined First Niagara in July 2009 as Chief Operating Officer and has over 34 years of diverse operational business and leadership experience. He was a founding shareholder in a start-up company that grew from three to over three thousand employees and a founding partner in a venture capital firm. He left the private sector in 2004 for full-time community service with the Buffalo City School District, the second largest in New York State, as CFO and COO. In 2008, the District was named as one of the top three performers in financial management in the nation after being identified in 2003 as one of the lowest performers. Gary M. Crosby Executive Vice President, Chief Operating Officer 12 First Niagara Executive Committee

Daniel E. Cantara is Executive Vice President, Commercial Services Group. He is responsible for First Niagara's portfolio of products and services focused on serving commercial and business customers. This includes traditional commercial banking business: C & I Lending, commercial real estate lending, specialty banking portfolios (healthcare, equipment finance and government) and capital markets. In addition, Dan has oversight for the financial services business (Insurance, Benefits Consulting, Wealth Management and Private Banking). Dan spent 20+ years in public accounting, 8 with Price Waterhouse and 12 as the managing partner of a regional accounting firm he co-founded. Daniel E. Cantara III Executive Vice President, Commercial Business 13 First Niagara Executive Committee

Mark R. Rendulic is a Senior Vice President and Corporate- Wide Retail Sales Manager of First Niagara Bank. Mark has the responsibility for Retail Banking and Small Business Sales and Service Management for all of First Niagara's markets. Mark oversees First Niagara's Regional Sales Managers throughout Upstate New York and Pennsylvania. Mark has management responsibility for First Niagara's 253 branches and their teams as well as for sales and service support teams. Mark joined First Niagara as Regional Sales Manager for the Western Pennsylvania Region in September 2009 after the bank acquired 57 former National City branches from PNC Financial Services Group, Inc. Prior to joining First Niagara, Mark was the Executive Vice President of Consumer and Small Business Financial Services for National City Bank of Pennsylvania. He also served previously as Community Banking Network Executive for National City in Pennsylvania. Mark R. Rendulic Senior Vice President, Retail Banking 14 First Niagara Executive Committee

Michael W. Harrington is Chief Financial Officer of First Niagara. He previously held the position of Senior Vice President and Treasurer and joined First Niagara in April 2003. He spent the first 12 years of his career at Commonwealth Savings Bank, ultimately serving as the bank's Treasurer. In 1999, Mike joined Commerce Bank, serving as both the Chief Investment Officer and ALM Manager. He left Commerce in 2001 to join McGuire Performance Solutions (MPS) as Managing Director working with numerous clients on issues related to liquidity and balance sheet management. In May of 2002, he left MPS to join Susquehanna Bancshares as a CFO of one of its subsidiary banks. Michael W. Harrington Chief Financial Officer 15 First Niagara Executive Committee

Elizabeth ("Beth") Bauman is Chief Administrative Officer of First Niagara and oversees Human Resources, PR/Communications and Facilities. Beth joined First Niagara in March, 2008. She brings more than 25 years of banking experience to the position, including extensive work in both human resources and finance. Prior to joining First Niagara, Beth was employed by HSBC Bank in Buffalo, NY where she was most recently the Business Chief Financial Officer for the bank's retail banking business, including its 450 branch network. Previously she was SVP and Director of Strategy and Development, where Beth was responsible for developing the retail bank's strategy for expansion into new U.S. markets. Beth also served as SVP, Human Resources where she was the HR Business Partner for the chief operating officer, supporting the retail and commercial banking groups (over 7,000 employees). Prior bank experience also includes M&T Bank (Buffalo, NY) and Equibank (Pittsburgh, PA). Elizabeth A. Bauman Senior Vice President, Chief Administrative Officer 16 First Niagara Executive Committee

Oliver ("Ollie) Sommer is Executive Vice President, Corporate Development. He is responsible for First Niagara's merger and acquisition strategy, as well as leading acquired-bank integration, internal project management and other strategic corporate initiatives. Ollie previously served as a consultant to First Niagara as President of Aston Associates. He had been with Aston, headquartered in Stamford, Conn., since 1996. Prior to joining Aston, Ollie held various positions at Philadelphia's CoreStates Bank in Corporate and International Banking, Personal Financial Services, and Investment Management divisions. Oliver H. Sommer Executive Vice President, Corporate Development 17 First Niagara Executive Committee

18 Committed to Our Communities In 2007, First Niagara introduced our Mentoring Matters program. In total, $1.5 million in donations have been made to more than 77 organizational mentoring programs in Upstate New York, which positively impact more than 5,000 young adults. In 2010 First Niagara provided $125,000 to a public/private partnership in Pittsburgh to expand the region's "Be a 6th Grade Mentor" program. In March 2010, First Niagara announced it was donating $500,000 to underwrite the 2010 Empire State Games. First Niagara and its partners also successfully raised more than $600,000 in additional corporate support for the Summer Empire State Games by May 2010, exceeding the $1 million fundraising goal established by the state Office of Parks, Recreation and Historic Preservation in September 2009. In June 2010, First Niagara announced a $650,000 investment in a pair of initiatives that allowed the City of Philadelphia to open all of its 70 municipal pools this summer and ensure thousands of children across its nine county footprint in Eastern Pennsylvania have access to free swimming lessons. We also relocated our corporate headquarters to the City of Buffalo in 2010 to better position ourselves to serve our growing customer base and aid our regional market centers.

19 National Media Coverage First Niagara has been prominently featured in numerous leading media publications during the past three years. President and CEO, John Koelmel, has lent his expertise and insight to such publications as USA Today, The Wall Street Journal, American Banker, CNNMoney and Bank Director. John Koelmel has been a featured guest on several CNBC shows and was also named one of American Banker's 2009 "Community Bankers of the Year."

20 We Have Been Busy... FNFG 6/30/08 Upstate New York $9.1 Billion Assets 114 Branches September 2008 $115 Million Equity Raise November 2008 $184 Million TARP Preferred April 2009 Announce National City Acquisition April 2009 $380 Million Equity Raise June 2009 Repay TARP July 2009 Announce Harleysville Acquisition FNFG 4/9/2010 Upstate NY / PA $20 Billion Assets 255 Branches ....Building a stronger franchise September 2009 Convert National City Branches September 2009 $460 Million Equity Raise April 2010 Harleysville close March 2010 $300 Million Debt Raise

21 First Niagara's Corporate Strategy

Our Top 10 Initiatives for 2010 Stretching the Core Move Up Market Strengthen the Foundation Operating Performance Organizational Transformation Enhance Retail Productivity Implement the Business Intelligence Initiative Slate Capitalize on M&A Opportunities Maximize Opportunity in New Markets Initiate and Complete Transition to OCC Evolve Commercial Business Model Continue Aspirational Organization Design Build-Out Create Consistent Governance Process Implement the Strategic Technology Plan Redesign Operational Processes 22

Additional Information for Stockholders In connection with the proposed merger, First Niagara Financial Group, Inc. will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. and a Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings." First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 23

Corporate Overview